FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank

(Translation of Registrant’s Name into English)

Bandera 140

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile

Item

1.	Translation of letter sent to the Superintendency of Banks with points approved in Annual Shareholders’ Meeting.

2.	Translation of significant event published in El Mercurio Newspaper on May 10, 2003

3.	Letter to the NYSE announcing dividend

ITEM 1

Mr. Enrique Marshall Rivera

Superintendent of Banks and Financial Institutions

May 5, 2003

Dear Superintendent,

In the Ordinary shareholders’ Meeting held on April 29, 2003 at 5:00 p.m. at the offices of the Bank on Bandera Street No. 140, 12th Floor, Santiago, Chile the following points were approved and/or informed:

1.	Approval of the Annual Report, Balance Sheet and Consolidated Financial Statements of the Bank and its subsidiaries, the Independent Report of the External Auditors, and the Notes corresponding to the financial year ending December 31st of 2002 as prepared by the external auditors Pricewaterhousecoopers Consultores y Compañía Limitada.

2.	Allocation of 100% of 2002 net income, equal to Ch$157,314,749,765, to a dividend of Ch$0.83479959 per share which will be paid on May 29, 2003 at the Bank’s offices. A total of 188,446,126,794 shares are entitled to this dividend identified as Number 18. This dividend will be paid on May 29, 2003 to all shareholders on record on May 23, 2003. The official publication will be made in the El Mercurio Newspaper.

3.	Designation of Pricewaterhousecoopers Consultores y Compañía Limitada as External Auditors for 2003.

4.	Approval of the Boards’ remuneration in 2002 and approval of the Board of Directors’ remuneration for 2003.

5.	Notification of the Director’s Committee’s activities and expenses incurred in 2002. Approval of the Directors Committee’s budget for 2003.

6.	Account of all operations with related parties.

7.	Confirmation and ratification of the Board’s appointment on April 29th of Victor Barallat López, previously Alternate Director, as a Board member in substitution of Vittorio Corbo Lioi and the appointment of Raimundo Monge Zegers as an Alternate Director.

Sincerely,

Fernando Cañas Berkowitz

Chief Executive Officer

ITEM 2

DIVIDEND PAYMENT

Please be informed that at the Shareholders’ Meeting held on April 29, 2003, the shareholders approved a dividend of Ch$0.83479959 per share which will be paid on May 29, 2003 to all shareholders on record on May 23, 2003 at the Bank’s headquarters at Bandera 140, Santiago or at the Bank’s branches.

ITEM 3

Alex Ibrahim

Client Services

NYSE International

11 Wall Street

23rd Floor

New York, NY 10005

USA

May 9, 2003

Ref: Banco Santander Chile Announcement of Annual Dividend

Dear Sir,

Please be informed that at the Shareholders’ Meeting held on April 29, 2003, the shareholders approved a dividend of Ch$0.83479959 per share which will be paid on May 29, 2003 to all shareholders on record on May 23, 2003.

The net dividend payable after withholding tax will be the following:

Amount per share (Chilean pesos)

Gross Dividend	Ch$0.83479959
Net Withholding Tax (20.04%)	Ch$0.16729384
Net Dividend Payable	Ch$0.66750575

Sincerely,

Fernando Cañas B.

Chief Executive Officer

Banco Santander Chile

cc:  Bank of New York

cc:  SEC

cc:  Davis & Polk

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date: May 21, 2003	By:	/S/ GONZALO ROMERO

		Name:	Gonzalo Romero
		Title:	General Counsel